January 29, 2008

Mail Stop 4561

Mr. Mark D. Gainer
Chairman, President, & Chief Executive Officer
Union National Financial Corporation
570 Lausch Lane
Lancaster, Pennsylvania 17601

Re: Union National Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 28, 2007
Forms 10-Q for Fiscal Quarters Ended March 31, 2007,
June 30, 2007, & September 30, 2007
File Number: 000-19214

Dear Mr. Gainer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief